COMMANDER RESOURCES LTD.

INTERIM REPORT

For the Nine Months Ended
September 30, 2005

(See Notice)

Notice of No Auditor Review of the Interim Financial Statements

The accompanying unaudited interim financial statements of Commander Resources Ltd. ("the Company"), for the nine months ended September 30, 2005, have been prepared by management and have not been the subject of a review by the Company's independent auditor.

COMMANDER RESOURCES LTD.
Balance Sheets

		September 30, 2005		December 31, 2004 (Audited)
ASSETS				
Current assets				
Cash and cash equivalents	$	99,324	$	749,464
Cash, exploration funds (Note 12)		-		488,500
Marketable securities (Note 3)		613,229		893,353
Accounts receivable		132,382		41,001
Due from related parties (Note 8)		2,860		18,980
Prepaid expenses		27,459		39,889
Field supplies (Note 4)		84,175		173,152
Deposits		95,845		-
		1,055,274		2,404,339
Mineral properties (Note 5)		11,244,840		8,708,501
Property, plant and equipment (Note 6)		62,769		70,323
	$	12,362,883	$	11,183,163
LIABILITIES				
Current liabilities				
Accounts payable and accrued liabilities (Note 8)	$	535,950	$	96,151
Future income taxes		685,671		859,577
		1,221,621		955,728
SHAREHOLDERS' EQUITY				
Share capital (Note 7)		24,760,919		23,502,262
Contributed surplus		17,043		9,449
Stock-based compensation (Note 7 (e))		1,097,149		746,157
Deficit		(14,733,849)		(14,030,433)
		11,141,262		10,227,435
	$	12,362,883	$	11,183,163

Nature of Operations and Going Concern (Note 1)
Commitment (Note 9) Subsequent Events (Note 13)

Approved by the Directors: *"Kenneth E. Leigh"* Kenneth E. Leigh *"Victor A. Tanaka"* Victor A. Tanaka

COMMANDER RESOURCES LTD.
Statements of Operations and Deficit
(Unaudited – See Notice)

	For the Three Months Ended		For the Nine Months Ended	
	September 30, 2005	**September 30, 2004**	**September 30, 2005**	**September 30, 2004**
Revenue				
Production interest	$ -	$ -	$ -	$ 19,250
Mineral property transactions	-	-	-	63,016
	-	-	-	82,266
General & administrative expenses				
Administration	4,500	-	13,500	-
Amortization	5,203	4,635	15,084	12,547
Annual report and meeting	-	646	14,624	8,188
Audit and accounting	21,727	16,628	53,762	45,315
Consultants	10,017	15,450	39,801	47,335
Insurance	8,865	20,250	23,115	20,250
Investor relations and promotion	32,026	34,619	140,761	160,480
Legal	5,361	13,113	14,859	16,331
Office and miscellaneous	12,162	14,780	41,259	63,732
Regulatory and transfer agent fees	4,352	6,331	20,538	25,827
Rent and storage	17,784	9,024	59,400	17,572
Salaries and benefits	46,325	88,375	145,623	280,532
Stock-based compensation	258,342	110,007	368,310	670,250
	426,664	333,858	950,636	1,368,359
Loss before the undernoted	(426,664)	(333,858)	(950,636)	(1,286,093)
Investment income	2,490	4,548	8,672	22,288
Property investigation	(17,521)	(5,679)	(55,870)	(5,851)
Gain/loss on sale of marketable securities	111,623	-	150,519	(14,000)
Write down of marketable securities	(1,000)	-	(9,000)	-
Write down of mineral properties	-	(169,438)	(21,007)	(169,438
Loss before taxes	(331,072)	(504,427)	(877,322)	(1,453,094
Future income taxes	323,406	140,401	173,906	553,455
Loss for the period	(7,666)	(364,026)	(703,416)	(899,639
Deficit, beginning of period	(14,726,183)	(12,521,249)	(14,030,433)	(11,985,636
Deficit, end of period	$(14,733,849)	$ (12,885,275)	$(14,733,849)	$(12,885,27
Basic and diluted loss per share	$ (0.00)	$ (0.01)	$ (0.02)	$ (0.04
Weighted average number of shares outstanding	36,208,162	25,967,914	32,828,431	24,453,30

COMMANDER RESOURCES LTD.
Statements of Cash Flows
(Unaudited – See Notice)

	For the Three Months Ended		For the Nine Months Ended	
	September 30, 2005	**September 30, 2004**	**September 30, 2005**	**September 30, 2004**
Cash provided from (used for):				
Operating activities				
Loss for the period	$(7,666)	$(364,026)	$(703,416)	$(899,639)
Items not involving cash:				
Amortization	5,203	4,635	15,084	12,547
Gain/loss on sale of marketable securities	(111,623)	-	(150,519)	14,000
Stock-based compensation	258,342	110,007	368,310	670,250
Future income taxes	(323,406)	(140,401)	(173,906)	(553,455)
Write down of marketable securities	1,000	-	9,000	-
Write down of mineral properties	-	169,438	21,007	169,438
	(178,150)	(220,347)	(614,440)	(586,859)
Net change in non-cash working capital items:				
Accounts receivable	(50,334)	(27,011)	(91,381)	7,611
Due from related parties	(39)	(1,407)	16,120	27,661
Prepaid expenses	42,665	114,896	12,430	1,531
Field supplies	62,977	(173,152)	88,977	(173,152)
Deposits	15,716	-	(95,845)	330,642
Accounts payable and accrued liabilities	(22,103)	99,723	(57,489)	126,506
	(129,268)	(207,298)	(741,628)	(266,060)
Investing activities				
Proceeds from sale of marketable securities	316,498	-	440,643	21,000
Mineral property acquisition and exploration costs	(1,535,399)	(1,923,323)	(2,548,276)	(3,604,844)
Accounts payable and accrued liabilities related to mineral properties	245,735	(157,659)	497,288	409,904
Cash, exploration funds	908,443	733,065	488,500	1,893,328
Purchase of equipment	(1,471)	(14,204)	(7,529)	(60,057)
	(66,194)	(1,362,121)	(1,129,374)	(1,340,669)
Financing activities				
Shares issued for cash, net of issue costs	-	1,110,880	1,220,862	2,475,351
Increase (decrease) in cash and cash equivalents	(195,462)	(458,539)	(650,140)	868,622
Cash and cash equivalents, beginning of period	294,786	1,259,411	749,464	(67,750)
Cash and cash equivalents, end of period	$99,324	$800,872	$99,324	$800,872

Supplemental Cash Flow Information (Note 11)

1. Nature of Operations and Going Concern

The Company is in the process of actively exploring and developing its mineral properties and has not yet determined whether these properties contain mineral resources or ore reserves. The Company is considered to be in the exploration stage.

The recoverability of amounts shown for mineral property interests is dependent upon one or more of the following:

- the discovery of ore reserves;
- the ability of the Company to obtain financing to complete development; and
- future profitable production from the properties or proceeds from disposition.

At September 30, 2005, the Company had working capital of $519,324 which was insufficient to achieve the Company's revised business objectives for fiscal 2005. Subsequent to September 30, 2005, the Company received additional financing to allow completion of it's 2005 business objectives. See Subsequent Events Note 13(c).

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company's ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations, external financings and further share issuances to meet the Company's liabilities as they become payable. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary, should the Company be unable to continue as a going concern.

2. Significant Accounting Policies

(a) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

(b) Basis of presentation

The accompanying interim financial statements have not been reviewed by an Auditor and are prepared in accordance with GAAP in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosure required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended December 31, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended December 31, 2004.

2. Significant Accounting Policies (continued)

(c) Consolidation of Variable Interest Entities

The CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities," which became effective for fiscal years beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The Company adopted the accounting guideline on January 1, 2005 and the adoption did not have any impact on these financial statements.

(d) Certain comparative figures

Certain comparative figures have been reclassified to conform to the current period's presentation.

3. Marketable Securities

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. The quoted market value of marketable securities at September 30, 2005 was $975,096.

Included in marketable securities are 167,647 common shares of Fjordland Exploration Inc., a company related by virtue of a common director and 1,162,500 common shares of Diamonds North Resources Ltd., a company related by virtue of another common director.

4. Field Supplies

In fiscal 2004, the Company pre-purchased field supplies for the upcoming 2005 Baffin Island exploration program. The supplies consist of fuel, propane, and other supplies which are stored in a facility in the Hamlet of Clyde River, Nunavut. As at September 30, 2005, the remaining amount of field supplies totalled $84,175.

5. Mineral Properties

At September 30, 2005, the Company held mineral properties exclusively in Canada. Expenditures incurred on the mineral properties are as follows:

	Sarah Lake	Green Bay	Adlatok 1	Big Hill (1)	Blue Hill, Couteau, White Bear	Stewart (1)	Sally	Qimmiq	Dewar Lake	Bravo Lake	Other Properties	Total
Balance at												
December 31, 2004	$ 1,141,926	$ 435,516	$ 117,915	$ 103,797	$ -	$ 417,502	$ 57,519	$ 3,368,627	$ 243,772	$ 504,977	$ 2,316,950	$ 8,708,501
Additions during the year:												
Acquisition costs:	-	-	-	13,800	30,420	-	-	-	-	-	1,590	45,810
Exploration costs:												
Administration	-	82	-	347	31	440	-	26,873	2,367	5,965	962	37,067
Drilling	-	1,312	-	137,120	-	75,744	-	976,577	202	7,449	-	1,198,404
Geochemistry	-	-	-	132	10,811	-	-	19,396	5	6,624	3,254	40,222
Geology	7,763	470	6,448	17,288	45,453	6,899	2,554	261,449	9,917	148,535	38,539	545,315
Geophysics -Ground	-	-	200	475	1,259	2,690	200	251,542	360	28,856	539	286,121
Licences and fees	3,431	150	3,800	-	-	-	900	47,230	-	2,957	34,027	92,495
Mobilization/demob.	-	-	-	-	8,491	-	-	306,136	7,450	11,906	-	333,983
Permitting	-	-	-	-	330	-	-	3,203	161	1,520	2,831	8,045
Prospecting	-	-	-	-	31,641	-	-	385	-	11,849	29,407	73,282
Trenching/line cutting	-	-	-	537	3,090	-	-	4,079	-	3,422	-	11,128
	11,194	2,014	10,448	155,899	101,106	85,773	3,654	1,896,870	20,462	229,083	109,559	2,626,062
Less:												
Recoveries	-	(395)	-	-	-	(19,500)	-	(48,330)	(14,673)	-	(31,628)	(114,526)
Write down	-	(21,007)	-	-	-	-	-	-	-	-	-	(21,007)
	-	(21,402)	-	-	-	(19,500)	-	(48,330)	(14,673)	-	(31,628)	(135,533)
Net additions	11,194	(19,388)	10,448	169,699	131,526	66,273	3,654	1,848,540	5,789	229,083	79,521	2,536,339
Balance at												
September 30, 2005	$ 1,153,120	$ 416,128	$ 128,363	$ 273,496	$ 131,526	$ 483,775	$ 61,173	$ 5,217,167	$ 249,561	$ 734,060	$ 2,396,471	$11,244,840

(1) Included in "Other Properties" in 2004.

5. **Mineral Properties** (continued)

(a) **Sarah Lake Joint Venture, Labrador**

The Company owns a 48% interest in the Sarah Lake Joint Venture with partner, Donner Minerals, operator of the joint venture, owning 52%.

(b) **Green Bay, Newfoundland**

The Company holds a 100% interest in the Green Bay property.

(c) **Adlatok 1, Labrador**

The Company owns a 59.5% interest in the Adlatok 1 property.

(d) **Big Hill, Newfoundland**

In February 2004, the Company finalized an option agreement with Black Bart Prospecting Inc. under which the Company may acquire a 100% interest in the Big Hill property, consisting of four claims in the Baie Verte Electoral District, Newfoundland. Under the terms of the agreement, the Company paid $7,000 in cash and agreed to issue an aggregate of 260,000 common shares and expend a total of $480,000 in exploration expenses on the property over four years. The option is subject to a 2.5% net smelter return royalty with a 1.5% buy back provision.

(e) **Blue Hills and White Bear, Newfoundland**

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares and completing $1,000,000 in exploration work. Of this, $7,500 and 21,000 common shares were due on signing of the final option agreement. On April 13, 2005, the Company issued a warrant to the optionors to purchase 250,000 common shares exercisable at a price of $1.00 per share. The warrant is exercisable only if a Mineral Reserve (as defined in National Instrument 43-101) of at least $500 million is defined. The warrant will expire on the earlier of the date the Company exercises the option or March 4, 2009. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of 1% of the royalty for $1 million.

On March 29, 2005, the Company entered into a separate option agreement to earn a 100% interest in the Couteau Lake Property from a prospector over a four year term by making total cash payments of $60,000, issuing 150,000 common shares and completing $300,000 in exploration work. Of this, $7,000 in cash and 20,000 common shares were due on signing of the final option agreement. The first year expenditure commitment is $40,000. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendor with a buy-back of 1% of the royalty for $1 million.

(f) **Stewart, New Brunswick**

The Company owns a 100% interest in the Stewart property.

5. Mineral Properties (continued)

(g) Sally, Labrador

The Company owns a 100% interest in the Sally property.

(h) Qimmiq, Nunavut

The Company has an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold on 50,000 hectares of Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. Under the option agreement, the Company may earn 50% of BHP Billiton's exploration rights by expending $4 million by 2007, 80% by expending an aggregate $10 million by 2012 and a 100% interest by delivering a feasibility study to BHP Billiton by December 31, 2014. The option agreement is subject to a floating net smelter return gold royalty ranging from 1% to 3% based on gold prices, payable to BHP Billiton and a 12% royalty on net profits payable on production from the Nunavut Tunngavik Incorporated leases. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(i) Dewar Lake, Nunavut

The Company has earned a 100% interest in sixteen Nunavut Exploration Permits from BHP Billiton Diamonds Inc. ("BHP Billiton") covering just under 400,000 hectares on Baffin Island, Nunavut by incurring $200,000 in expenditures on the property. BHP Billiton retains a net smelter return royalty ranging from 1% to 3% based on gold prices. If a mineral discovery is made, excluding gold, BHP Billiton may exercise a back-in option on the mineral discovery allowing BHP Billiton to re-acquire up to an aggregate of a 75% interest for a period of up to ten years after the Company has earned a 100% interest in the property.

(j) Bravo Lake, Nunavut

The Company has an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits covering over 720,000 acres all on Baffin Island, Nunavut. These Falconbridge permits adjoin the BHP Billiton properties optioned in June. The Company may earn a 100% interest in Falconbridge's exploration rights and interest on Baffin Island by incurring $8 million of exploration expenditures on the property by 2011.

If a nickel and/or base metal mineral discovery is made, Falconbridge can exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 75% interest. If a diamond resource discovery is made, Falconbridge may exercise a back-in option on the mineral discovery allowing Falconbridge to re-acquire up to an aggregate of a 50% interest.

The option agreement is subject to the following royalties payable to Falconbridge:

- on gold, a sliding scale net smelter return royalty from 1% to 3% based on gold prices;
- on nickel production, a 2% net smelter return royalty;
- on diamonds, a 2% gross overriding royalty; and
- on base metal production, a 1.5% net smelter return royalty.

5. Mineral Properties (continued)
(k) Other Properties

The Company holds interests ranging from 30% to 100% in several Canadian properties. The Company has granted options on some of these properties. The carrying values of those properties included under Other Properties at September 30, 2005 are as follows:

		2005
British Columbia		
Abe & Pal	$	95,907
Tam		61,518
Aten, Link, Mate & Tut		22,970
New Brunswick		
Nepisiguit		863,448
Nunavut		
Talik		59,340
Newfoundland and Labrador		
Sadie		10,502
Ontario		
Dorothy		55,619
Matheson		14,213
McVean		8,558
Sabin		88,465
Quebec		
Despinassy		88,325
Yukon		
Olympic, Rob		1,027,249
Rein		357
	$	2,396,471

6. Property, Plant and Equipment

	Cost	Accumulated Amortization	Net Book Value
Furniture and fixtures	$ 57,240	$ 49,638	$ 7,602
Computer equipment	138,724	105,956	32,768
Leasehold improvements	28,293	5,894	22,399
	$ 224,257	$ 161,488	$ 62,769

7. Share Capital

(a) Authorized:

Unlimited common shares without par value.

(b) Issued and outstanding common shares

	Number of Shares		Amount
Balance, December 31, 2004	30,757,590	$	23,502,262
Issued for cash and other consideration:			
Private placement, net of issue costs (Note 7(c))	5,297,833		1,207,163
Exercise of options, for cash	70,000		13,700
Exercise of options, stock-based compensation			9,724
For mineral property	101,000		28,070
Balance, September 30, 2005	36,226,423	$	24,760,919

(c) Private Placement

On June 22, 2005, the Company completed a private placement of 5,093,667 flow-through common shares at a price of $0.24 per share. The securities are subject to a four month hold period and may not be traded until October 21, 2005. Finders' fees paid consisted of $7,980 in cash and 204,166 common shares.

See Subsequent Events 13(c).

(d) Stock Options

Options to purchase common shares have been granted to directors, employees and consultants at exercise prices determined by reference to the market value on the date of the grant. Under the Company's Stock Option Plan, the Company may grant options for the purchase of up to 6,155,518 common shares. Vesting of options is made at the discretion of the board of directors at the time the options are granted. As at September 30, 2005, the Company had stock options outstanding for the purchase of 3,585,335 common shares with an average remaining contractual life of 3.49 years, of which 3,585,335 stock options had vested and were exercisable.

7. **Share Capital** (continued)

(d) **Stock Options** (continued)

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2004	2,839,335	$0.41
Granted	833,000	$0.26
Exercised	(70,000)	$0.20
Expired	(17,000)	$0.56
Outstanding at September 30, 2005	3,585,335	$0.39

The following summarizes information about stock options outstanding at September 30, 2005:

Number of Shares	Exercise Price	Expiry Date
179,332	$0.23	September 11, 2006
430,337	$0.20	January 23, 2008
221,666	$0.26	August 20, 2008
5,000	$0.45	September 10, 2008
75,000	$0.50	December 18, 2008
700,000	$0.53	January 21, 2009
50,000	$0.64	February 19, 2009
791,000	$0.56	May 18, 2009
100,000	$0.40	September 6, 2009
200,000	$0.40	September 21, 2009
50,000	$0.34	January 24, 2010
783,000	$0.25	July 19, 2010
3,585,335		

7. Share Capital (continued)

(e) Stock-Based Compensation

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following weighted average assumptions at September 30, 2005:

Risk-free interest rate	2.52%
Expected dividend yield	-
Expected stock price volatility	116.98%
Expected option life in years	3.15

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options granted/vested during the period.

(f) Warrants

The following summarizes information about warrants outstanding at September 30, 2005:

Exercise Price	Expiry Date	Outstanding at December 31, 2004	Issued	Exercised	Expired	Outstanding at September 30, 2005
$0.70	October 27, 2005	35,000	-	-	-	35,000
$0.45/ $0.50	December 8, 2005 /2006	2,500,000	-	-	-	2,500,000
		2,535,000	-	-	-	2,535,000

8. Related Party Transactions

In addition to the marketable securities disclosed in Note 3 and the commitment disclosed in Note 9, the Company has the following related party transactions and balances:

(a) The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $2,860 owed by those companies for shared administrative expenses.

(b) Included in accounts payable is $13,166 owed to Diamonds North Resources Ltd., a company related by virtue of a common director, relating to shared office premises and administrative staff.

(c) The Company paid or accrued legal fees in the aggregate of $2,152 to a law firm in which a director of the Company is a partner. Included in accounts payable and accrued liabilities is $417 owed to the firm.

9. Commitment

The Company entered into an agreement for the lease of new office premises for a six year period expiring on June 30, 2010. The cost of the entire premises is shared amongst several companies in proportion to the area occupied. Some of the companies are related by virtue of common directors. The Company's proportionate share of minimum annual basic rental payments under this arrangement is approximately $68,600.

10. Segmented Information

The Company has one operating segment, mineral exploration, and all assets of the Company are located in Canada.

Revenues for the comparative fiscal period were derived from a production interest, which was earned in Canada.

11. Supplemental Cash Flow Information

Significant non-cash operating, investing and financing activities:		
Investing activities:		
Shares received for mineral property	$	19,000
Shares issued for mineral property	$	(28,070)
Financing activities:		
Stock-based compensation	$	9,724
Other cash flow information:		
Interest received	$	8,483

12. Income Taxes

Flow-through shares entitle a company that incurs certain resource expenditures in Canada to renounce them for tax purposes allowing the expenditures to be deducted for income tax purposes by the investors who purchased the shares. A future income tax liability arises from the renunciation of mineral exploration costs to investors of flow-through shares.

Funds raised through the issuance of flow-through shares are required to be expended on qualified Canadian mineral exploration expenditures, as defined pursuant to Canadian income tax legislation.

13. Subsequent Events

a) On October 4, 2005, the Company reported an agreement with prospector Lorne Warren that provides the Company with a 10% Carried Interest in approximately 8400 hectares of mineral claims in the Omineca area of BC and 50% of any royalties granted to Lorne Warren under any subsequent third party agreement on the property. In exchange for the interest, the Company has agreed to transfer title and all associated data for three legacy claims (the TAM claims) totalling 75 hectares owned 100% by the Company which lie within the boundary area of the property and cover a key portion of the Boundary copper deposit.

b) On October 12, 2005, the Company reported an agreement with BHP Billiton World Exploration Inc. ("BHP Billiton") on the Company's 100% owned Nepisiguit zinc property, located in the Bathurst area of New Brunswick. Prior to this agreement, BHP Billiton retained the right to earn back a 55% interest in the property and retained a 2% Net Smelter Returns Royalty ("NSR") with no buy-down provision. Under a new royalty agreement which replaces the existing agreement between the parties, the Company is providing BHP Billiton with a 2.75% NSR subject to a buy-down provision for the Company of 1.75% NSR for $1.5 million at any time. In exchange for the royalty, BHP Billiton has agreed to waive its 55% earn-back right and will therefore have no future right to earn a participating interest in the property.

c) On October 21, 2005, the Company completed a non-brokered private placement and issued 2,283,650 flow-through common shares at $0.35 per flow-through share and 1,089,575 non flow-through Units at $0.33 per Unit. Each Unit consisting of one common share and one-half non-transferable share purchase warrant, with each whole warrant is exercisable into one common share to October 20, 2006 at a price of $0.45 per common share. The securities have a hold period and may not be traded until February 21, 2006. Finder's fees of $2,082 were paid in cash.

d) On November 1, 2005, the Company reported the discovery of a new high grade uranium showing prompting Company to acquire an additional 1,600 claims totalling 40,000 hectares covering a major geological belt known as the "Hermitage Flexure". The Hermitage Flexure ties together the Blue Hills and White Bear River uranium properties located in southern Newfoundland.

e) On November 3, 2005, the Company reported that it will receive a finder's fee from Pathfinder Resources Ltd. ("Pathfinder") in conjunction with the acquisition by Pathfinder of 1,429 claims aggregating 35,725 hectares in southern Newfoundland. The finder's fee payable to the Company, upon receipt of regulatory approval, will consist of 150,000 common shares of Pathfinder and a 2% Royalty on all commodities produced from the claims staked by Pathfinder.

Description of Business

Commander Resources Ltd. ("the Company") is an exploration stage company engaged in the acquisition and exploration of prospective gold, nickel and base metal properties primarily in Canada. The Company is currently focusing its exploration activities on Baffin Island, Nunavut and to a lesser extent on properties in Newfoundland, Labrador, Yukon and British Columbia. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol CMD. The following discussion and analysis of the financial position and results of operations for the Company should be read in conjunction with the interim financial statements and the notes thereto for the nine months ended September 30, 2005.

Forward-Looking Information and Report Date

This Management Discussion and Analysis ("MD&A") may contain forward-looking statements that involve risks and uncertainties. When used in this MD&A, the words "anticipate", "believe", "estimates", "expects" and similar expressions are intended to identify such forward-looking statements. Readers are cautioned that these statements which describe the Company's proposed plans, objectives, and budgets may differ materially from actual results. Such forward-looking statements in this MD&A are only made as of November 23, 2005 (the "Report Date").

Highlights for the Three Months Ended September 30, 2005

- On July 12, the Company reported results for 111 surface rock chip samples collected from the newly-acquired Blue Hills and White Bear River properties located just north of the port of Burgeo on the south coast of Newfoundland. Results included 18 samples exceeding 0.18% U_3O_8 and 33 samples exceeding 0.09% U_3O_8. Highest values reported were 0.56% U_3O_8, 0.53% U_3O_8, 0.46% U_3O_8 and 0.42% U_3O_8. A total of 57 samples returned values exceeding 0.045% U_3O_8.

- On August 18, the Company reported analyses of an additional 17 grab samples collected as part of the initial exploration program on the Blue Hills and White Bear River properties, Newfoundland. Results included high grade uranium values up to 2% U_3O_8.

- On September 7, the Company reported the discovery of a new gold zone on the Ridge Lake Prospect, Baffin Island Project, Nunavut. Diamond drill hole 05-35 cut 10.63 g/t gold over 8.89 metres including 21.30 g/t gold over 4.24 metres at a depth of 89 metres below surface within a newly recognized lower

sulphide iron formation unit. The discovery opens up the potential for a significant, high-grade resource at a shallow depth.

- On September 14, the Company reported results from detailed ground work at the Durette Prospect, located about 50 kilometres east of the Ridge lake Prospect on the Baffin Island property. The work outlined a significant new gold target extending for at least 500 metres along-strike and characterized by a quartz-veined stockwork system in a quartzite unit. The unit occurs stratigraphically above the silicate and sulphide iron formation units hosting gold at Ridge Lake and Malrok (30 kilometres west of Ridge Lake). Bedrock channel sample results from Durette included 28.9 grams per tonne gold over 2.0 metres and 18.0 grams per tonne gold over 2.0 metres.

- On September 22, the Company commenced the second phase of exploration work on the Blue Hills and White Bear River uranium properties including prospecting, mapping, soil sampling and machine trenching and sampling using a back-hoe.

Subsequent Events to September 30, 2005

- On October 4, the Company reported an agreement with prospector Lorne Warren that provided the Company with a 10% Carried Interest in approximately 8400 hectares of mineral claims in the Omineca area of BC and 50% of any royalties granted to Lorne Warren under any subsequent third party agreement on the property. In exchange for the interest, the Company agreed to transfer title and all associated data for three legacy claims (the TAM claims) totaling 75 hectares owned 100% by the Company which lie within the boundary area of the property and cover a key portion of the Boundary copper deposit.
- On October 12, the Company reported an agreement with BHP Billiton World Exploration Inc. ("BHP Billiton") on the Company's 100% owned Nepisiguit zinc property, located in the Bathurst area of New Brunswick. Under the agreement, which replaced the existing agreement between the parties, the Company provided BHP Billiton with a 2.75% NSR subject to a buy-down provision for the Company of 1.75% NSR for $1.5 million at any time. In exchange for the royalty, BHP Billiton agreed to waive its 55% earn-back right foregoing any future rights to earn a participating interest in the property.
- On October 19, the Company reported results for the final seven diamond drill holes of the 2005 exploration program on the Ridge Lake Prospect, Baffin Island. The holes were successful in extending

the near-surface gold system more than 600 metres west from the high grade gold zone where hole 05-35 returned 21.30 grams per tonne gold over 4.24 metres in a lower sulphide iron formation. Hole 05-44, the most westerly and southerly of the holes drilled this year intersected 15.13 grams per tonne gold over 1.67 metres in the lower sulphide iron formation, 175 metres west and down-dip from hole 04-02 (17.48 grams per tonne gold over 2.15 metres). The interval appears to be continuous up-dip to exposed surface mineralization and opens the system to the south and west.

- On October 21, the Company completed a non-brokered private placement of 2,283,650 flow-through common shares at $0.35 per flow-through share and 1,089,575 non flow-through Units at $0.33 per Unit, for gross proceeds of $1,158,837.
- On November 1, the Company reported the discovery of a new high grade uranium showing on its White Bear River property in southern Newfoundland. The new showings are hosted in sandstone boulders in an area largely covered by overburden. Values up to 1.32% U3O8 were recovered from the showing area. The discovery prompted the Company to acquire an additional 1,600 claims totalling 40,000 hectares covering a major geological belt known as the "Hermitage Flexure". The estimated cost of the paper staking is $90,000. The Hermitage Flexure ties together the Blue Hills and White Bear River uranium properties.
- On November 3, the Company reported that it will receive a finder's fee from Pathfinder Resources Ltd. ("Pathfinder") in conjunction with the acquisition by Pathfinder of 1,429 claims aggregating 35,725 hectares to the east and west of the Company's uranium property holdings in southern Newfoundland. The finder's fee payable to the Company, upon receipt of regulatory approval, will consist of 150,000 common shares of Pathfinder and a 2% Royalty on all commodities produced from the claims staked by Pathfinder. In order to provide the Company with exposure to a larger area without any cost or risk, the Company provided Pathfinder with an overview of the area in confidence. Pathfinder elected to acquire ground and the Company received the finder's fee.

At September 30, 2005, the Company held mineral properties exclusively in Canada. Exploration activity and expenditures incurred on the Company's properties are tabulated and discussed in more detail below.

	Sarah Lake	Green Bay	Adlatok 1	Big Hill (1)	Blue Hill, Couteau, White Bear	Stewart (1)	Sally	Qimmiq	Dewar Lake	Bravo Lake	Other Properties	Total
Balance at December 31, 2004	$ 1,141,926	$ 435,516	$ 117,915	$ 103,797	$ -	$ 417,502	$ 57,519	$ 3,368,627	$ 243,772	$ 504,977	$ 2,316,950	$ 8,708,501
Additions during the year:												
Acquisition costs:	-	-	-	13,800	30,420	-	-	-	-	-	1,590	45,810
Exploration costs:												
Administration	-	82	-	347	31	440	-	26,873	2,367	5,965	962	37,067
Drilling	-	1,312	-	137,120	-	75,744	-	976,577	202	7,449	-	1,198,404
Geochemistry	-	-	-	132	10,811	-	-	19,396	5	6,624	3,254	40,222
Geology	7,763	470	6,448	17,288	45,453	6,899	2,554	261,449	9,917	148,535	38,539	545,315
Geophysics -Ground	-	-	200	475	1,259	2,690	200	251,542	360	28,856	539	286,121
Licences and fees	3,431	150	3,800	-	-	-	900	47,230	-	2,957	34,027	92,495
Mobilization/demob.	-	-	-	-	8,491	-	-	306,136	7,450	11,906	-	333,983
Permitting	-	-	-	-	330	-	-	3,203	161	1,520	2,831	8,045
Prospecting	-	-	-	-	31,641	-	-	385	-	11,849	29,407	73,282
Trenching/line cutting	-	-	-	537	3,090	-	-	4,079	-	3,422	-	11,128
	11,194	2,014	10,448	155,899	101,106	85,773	3,654	1,896,870	20,462	229,083	109,559	2,626,062
Less:												
Recoveries	-	(395)	-	-	-	(19,500)	-	(48,330)	(14,673)	-	(31,628)	(114,526)
Write down	-	(21,007)	-	-	-	-	-	-	-	-	-	(21,007)
	-	(21,402)	-	-	-	(19,500)	-	(48,330)	(14,673)	-	(31,628)	(135,533)
Net additions	11,194	(19,388)	10,448	169,699	131,526	66,273	3,654	1,848,540	5,789	229,083	79,521	2,536,339
Balance at September 30, 2005	$ 1,153,120	$ 416,128	$ 128,363	$ 273,496	$ 131,526	$ 483,775	$ 61,173	$ 5,217,167	$ 249,561	$ 734,060	$ 2,396,471	$11,244,840

(1) Included in "Other Properties" in 2004.

BAFFIN ISLAND PROJECT, NUNAVUT

The Company's principal project is located in Canada's far north which poses an inherent risk associated with exploring due to the remoteness from populated areas, lack of surface infrastructure, and availability of skilled labour, fuel and supplies. Exploration is dependent on air transportation, fixed wing and helicopter, which are susceptible to bad weather. The unpredictability of the weather can cause unavoidable delays in carrying out a planned exploration program resulting in cost overruns. The Company preliminary budget for the 2005 Baffin Island exploration program as follows:

Table 1 – Baffin Island Budget

	Preliminary Budget	Cost to Date Actual	Variance
Administration	$ 50,000	$ 35,205	$ 14,795
Drilling	550,000	984,228	(434,228)
Geochemistry	100,000	26,025	73,975
Geology	120,000	419,901	(299,901)
Geophysics -Ground	470,000	280,758	189,242
Licences and fees	40,000	50,187	(10,187)
Permitting	-	4,884	(4,884)
Mobilization/demob.	-	325,492	(325,492)
Prospecting and trenching	670,000	19,735	650,265
	$ 2,000,000	$ 2,146,415	$ (146,415)

Cost to date for Baffin Island reflects the combined expenditures for the Qimmiq, Dewar Lake and Bravo Lake properties at September 30, 2005. The overall program was less than 10% over budget with large variances reflecting Management's decision to focus resources on the drill program and reduction of the ground geophysics, prospecting and channel sampling programs.

Mobilization/demob costs include moving supplies into the field and ongoing camp costs. These costs will be allocated based on a percentage of man days attributed to the three properties.

Exploration by the Company on the Qimmiq, Dewar and Bravo Lake properties on central Baffin Island from 2003 to 2005 resulted in the discovery of 14 gold occurrences over a strike length of 140 kilometres. The principal exploration target on the property is an iron formation-hosted gold deposit similar to the Proterozoic iron formation-hosted Homestake gold deposit in South Dakota, USA. Potential also exists on the property for Broken Hill-type zinc-silver and Raglan-Type nickel-copper deposits.

The area is underlain by a sequence of Lower Proterozoic (1.9 billion years old) sedimentary and volcanic rocks. The Bravo Lake Formation is the principal unit of economic interest on the property and is host to the fourteen known gold occurrences including Malrok, Ridge Lake and Durette. Diamond drilling has only been carried out on the Malrok and Ridge Lake prospects.

Exploration work to date has discovered at least two separate iron formation units within the target Bravo lake Formation, each containing high grade gold values. The upper iron formation is a "silicate" garnet-amphibole-sulphide-bearing unit and the lower is a "sulphide" pyrrhotite-arsenopyrite iron formation within a thick sulphidic sediment package. In each unit, gold has been discovered primarily as free gold, disseminated, within quartz veins and associated with fractures in arsenopyrite. In addition, evidence for strong stockwork quartz-veined high-grade

gold mineralization in a quartzite unit has been recognized at the Durette Prospect at a higher level in the sequence providing evidence for localized mineralized centres.

The results to date confirm the potential for thick, high-grade gold zones within 100 metres of surface on the property. The Company is highly encouraged and believes there is excellent potential for an economic gold resource to be found.

Qimmiq Property (Gold Project)

On June 18, 2003, the Company entered into an option agreement with BHP Billiton Diamonds Inc. ("BHP Billiton") to explore for gold and base metals on Nunavut Tunngavik Incorporated leases on Baffin Island, Nunavut. The two main prospects: Malrok, which was drill-tested in 2004, and; Ridge lake, the focus of the 2005 program are located on the Qimmiq property. The 2005, program was designed to follow-up encouraging results from the 2003 and 2004 programs. The 2005 project included detailed geological mapping, prospecting, ground Electromagnetic ("EM") and Magnetic ("Mag") geophysical surveys and diamond drilling.

Qimmiq Exploration Program

The first phase of the 2005 field program commenced in early May consisting of a ground Magnetic (Mag) geophysical survey covering the 3.5 kilometre Ridge Lake prospect and a portion of the Peninsula prospect area. The geophysical program was followed by geological mapping and prospecting commencing on June 18th. The diamond drilling program commenced on July 15th. Additional geological mapping was focused on Ridge lake West and some infill channel sampling was completed. In addition, detailed geological mapping, channel sampling, ground Mag and Electromagnetic (EM) surveying was completed on the Durette Prospect and to a lesser extent on the Qim5 prospect area.

The Ridge Lake prospect is 3.5 kilometres long within a prominent east-west structural corridor defined by strong folding, locally intense shearing and alteration. The Company drilled 2,758 metres in 32 holes in 2005 on the Ridge Lake prospect with an average hole depth of about 75 metres. The drill holes were spotted using surface geology, surface gold mineralization and the results from limited 2004 drilling, airborne and ground geophysical data.

The 2005 program was highlighted by hole 05-35 which cut 10.63 g/t gold over 8.89 metres including 21.30 g/t gold over 4.24 metres at a shallow depth of 89 metres. The intercept is within the lower gold-bearing sulphide iron formation unit that starts at surface and remains open. Hole 05-35 was the deepest of several drilled in a pattern to follow-up hole 04-08 drilled in 2004 that intersected 5.44 g/t gold over 2.48 metres. Holes drilled 50 to 80 metres to the west and north of 05-35 intersected the same thick gold-bearing lower iron formation at shallower depths with gold grades ranging from 2.8 g/t to 5.4 g/t gold. Approximately 500 metres to the west, the same lower sulphide iron formation was intersected following high-grade intercepts in 2004 that included 17.48g/t over 2.15 metres. The most westerly and southerly of the holes drilled this year (05-44), intersected 15.13 grams per tonne gold over 1.67 metres in the lower iron formation, 650 metres west of hole 05-35 and 175 metres west and down-dip from hole 04-02 (17.48 grams per tonne gold over 2.15 metres). The interval appears to be continuous up-dip to exposed surface mineralization and opens the system to the south and west.

The upper silicate iron formation on the Ridge Lake Prospect also shows potential with results that included 14.16 g/t gold over 1.62 metres (05-32), 10.24 g/t gold over 1.90 metres (05-19) and 9.34 grams per tonne gold over 1.99 metres (05-38).

Surface gold mineralization is known from several additional areas extending more than 1,000 metres further west from hole 05-44. The gold system is also open for more than 1,000 metres to the east of hole 05-35 where there has either been no drilling or very shallow drilling that did not drill deep enough to intersect the lower iron formation. The potential for additional significant high grade gold mineralization remains open in all directions.

A summary of selected drill results:

Selected Drill hole Results

Hole	From	To	Length	Gold	Length	Gold	Iron formation LIF = Lower UIF = Upper
New Results	(m)	(m)	(m)	(g/t)	(feet)	(oz/t)	
05-38	23.44	25.43	1.99	9.34	6.52	0.28	UIF
05-40	48.73	52.85	4.12	2.31	13.51	0.07	LIF
05-41	33.61	35.32	1.71	7.18	5.60	0.21	LIF
05-43	1159 3	116.81	0.88	10.15	2.88	0.29	LIF
05-44	1573 3	159.00	1.67	15.13	5.48	0.44	LIF
Previously released							
05-19	35.07	36.97	1.90	10.24	6.23	0.30	UIF
05-32	25.25	26.87	1.62	14.16	5.31	0.41	UIF
05-32	80.08	83.77	3.69	3.46	12.10	0.10	LIF
05-33	91.97	96.01	4.04	2.84	13.25	0.08	LIF
05-35	84.45	93.34	8.89	10.63	29.16	0.31	LIF
Including	89.10	93.34	4.24	21.30	13.90	0.62	
05-36	88.22	90.09	1.87	5.39	6.13	0.16	
04-02	67.05	69.20	2.15	17.48	7.05	0.51	LIF
Including	68.05	69.20	1.15	31.34	3.77	0.91	
04-08	35.13	37.61	2.48	5.44	8.13	0.16	LIF
04-09	28.68	30.18	1.50	15.06	4.92	0.44	LIF
04-10	35.08	41.73	6.65	4.08	21.81	0.12	LIF
Including	35.08	36.14	1.06	12.00	3.47	0.35	

NOTE: True width is 90-95% of drilled width.

No work was completed on the Malrok Prospect in 2005. At Malrok, located 30 kilometres to the west of Ridge Lake, gold mineralization has been traced through surface sampling and drilling over a strike length of approximately two kilometres. The gold is hosted in the upper silicate iron formation, but drilling has not penetrated deep enough to intersect the lower iron formation target. Drilling results down to 50 metes depth included 15.12 g/t gold over 3.0 metres and 12.1 g/t gold over 3.3 metres. The shallow gold zone with local high grade sections extends down-dip from surface for at least 130 metres and remains open along strike and down dip.

Qimmiq Future Developments

The next phase of drilling at Ridge Lake will be a series of fences to expand the high-grade zone in the vicinity of hole 05-35 and test the lower iron formation on the eastern portion of the Ridge Lake Prospect. Detailed additional drilling will be planned to find the thicker, higher grade gold zones between the area of hole 05-35 and 05-44 and extending to the west and south. Step out drill holes further west along the Ridge Lake prospect and down-dip to the south to follow-up other high-grade surface gold showings are now warranted based on the drill success to date.

Additional drill-testing is warranted at Malrok to follow-up the high-grade results from 2004 and to test at depth for the lower sulphide iron formation discovered at Ridge Lake.

Dewar Lake, Nunavut (Gold Project)

On June 18, 2003, the Company entered into an option agreement with BHP Billiton to explore for gold and base metals on three Nunavut Prospecting Permits located on Baffin Island, totaling 162,947 acres. The Company earned a 100% interest in the property with completion of the 2004 program.

Bravo Lake, Nunavut (Gold Project)

On August 21, 2003, the Company entered into an option agreement with Falconbridge Limited ("Falconbridge") to explore for gold, diamonds and other metals on twelve Nunavut Exploration Permits on Baffin Island, Nunavut.

Bravo Lake Exploration Program

Work on the Bravo Permits in 2005 was focused on the Durette and 2369 prospect areas at the eastern end of the property (approximately 40 kilometres to the east of Ridge Lake). Detailed geological mapping, ground magnetic and electromagnetic surveys and channel sampling were completed. A total of 179 channel samples and 121 grab samples were collected from Durette/2369.

Bravo Lake Exploration Results

An intense plumbing system with high-grade gold in a quartz stockwork system hosted by quartzite was outlined at the Durette Prospect. Extensive chip and channel sampling returned 40 samples exceeding 1 gram per tonne gold, with 10 of these samples ranging from 11 to 47 grams per tonne gold. The best channel samples were 28.9 grams per tonne gold over 2.0 metres and 18.0 grams per tonne gold over 2.0 metres. The samples were scattered along a 500 metre strike length which ran into a lake at the east end and was covered by overburden to the west. 250 metres further west from the main area a single grab sample contained 17 grams per tonne gold. The quartzite unit occurs stratigraphically above the iron formation horizons that host gold at Ridge Lake and Malrok and it is anticipated that the two gold-bearing iron formations will be found at depth at Durette within a very intense mineralized system.

Blue Hills and White Bear, Newfoundland (Uranium Project)

On March 16, 2005, the Company entered into an option agreement with a private consortium based in Newfoundland to earn a 100% interest in the Blue Hills and White Bear Uranium properties over a four year term by making cash payments of $82,200, issuing 201,000 common shares, a warrant to purchase 250,000 common shares exercisable at a price of $1.00 per share and completing $1,000,000 in exploration work.

To date, the Company has paid $7,500 and issued 21,000 common shares. The warrant is exercisable only if a Mineral Reserve (as defined in National Instrument 43-101) of at least $500 million is defined and will expire on the earlier of the date the Company exercises the option or March 4, 2009. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendors with a buy-back of 1% of the royalty for $1.0 million.

On March 29, 2005, the Company entered into a separate option agreement to earn a 100% interest in the Couteau Lake Property from a prospector over a four year term by making total cash payments of $60,000, issuing

150,000 common shares and completing $300,000 in exploration work. To date, the Company has paid $7,000 in cash and issued 20,000 common shares. The first year expenditure commitment is $40,000. The agreement is subject to a 2% of Net Smelter Returns Royalty for the vendor with a buy-back of 1% of the royalty for $1 million.

Blue Hills and White Bear Exploration Program

The Company completed the first phase of its field program consisting of prospecting, sampling and mapping on the Blue Hills and White Bear uranium project, located just north of the port of Burgeo on the south coast of Newfoundland. The properties have not been previously drilled, are located close to a paved highway and power line, close to a sea port and are in a sparsely vegetated area.

Field crews equipped with handheld scintillometers successfully located the main mineral showings in outcrop and boulder fields that were reported and documented by Shell Minerals, and worked by the Central Electricity Generating Board (CEGB) in the early 1980's.

More than 100 rock chip and channel samples were collected from boulder and outcrop exposures where radiometric anomalies were recorded. Samples collected averaged 2 to 3 kilograms each consisting of an aggregate of numerous rock chips. A few saw-cut channel samples and a number of single "grab" samples were collected.

Blue Hills and White Bear Exploration Results

Results from 111 samples analyzed included numerous high-grade values with 18 samples exceeding 0.18% U_3O_8 and 33 samples exceeding 0.09% U_3O_8. Highest values reported were 0.56% U_3O_8, 0.53% U_3O_8, 0.46% U_3O_8 and 0.42% U_3O_8. A total of 57 samples returned values exceeding 0.045% U_3O_8.

Results for approximately 15 individual grab samples collected from specific sites in the area of the larger samples and from outcrop and boulders verified historical results reported by Shell Canada and CEGB. On Blue Hills, bedrock samples on the Main prospect ran 2.06% U_3O_8 and 0.422 % U_3O_8. On the White Bear River Property, three angular boulders from the #3 prospect returned values from five samples including 0.564% U_3O_8, 0.512% U_3O_8 and 0.714% U_3O_8.

Mineralization on the properties appear to be stratabound. At the "Main" prospect on Blue Hills, 21 samples returned in excess of 0.09% U_3O_8 and 10 samples were in excess of 0.18% U_3O_8. A composite of three consecutive saw-cut channel samples from a bedrock exposure graded 0.11% U_3O_8. over 1.5 metres. The best rock chip sample ran 0.56% U_3O_8 from another part of the bedrock exposure. At the #4 Boulder Prospect, located about 600 metres to the east along strike from the Main prospect, 2 samples returned 7.84 pounds per tonne and 4.32 pounds per tonne U_3O_8. The main host rocks are fine-grained felsic volcanics with strong silica and sericite alteration.

A new discovery, named the "Doucette Prospect" was made by prospector Wayne Doucette using a handheld spectrometer. The new discovery consists of stratiform uranium mineralization in metamorphosed sedimentary rocks. The Doucette Prospect consists of numerous angular boulders scattered over a distance measuring several hundred metres across the strike of the local stratigraphy. Sixteen composite rock chip samples from this new discovery returned values ranging from 0.13% to 1.32% U3O8. Six of these samples contained in excess of 0.67% U3O8.

The discovery is located on the White Bear River Property, about 500 metres southeast of the #3 uranium prospect where rock chip samples in boulders contain up to 0.56% U3O8 and up to 0.47% U3O8 in outcrop. Two

samples collected about 200 metres further south of the Doucette Prospect from similar rocks contained 0.15% U3O8 and 0.06% U3O8. High count readings from layered rocks resulted in the collection of some 25 composite rock chip samples averaging 1.5 kilograms each.

Blue Hills and White Bear Future Plans

The current exploration program in southern Newfoundland will continue until the end of November. Trenching of the main prospect at Blue Hills and the new "Doucette Prospect" on White Bear is planned. Additional prospecting and ground geophysical surveys are also planned. Results of this next work will be used to plan the next program which may include a winter trenching and/or drill program.

Results of Operations

-Current Quarter Results

Cash and cash equivalents of $99,324 decreased $195,462 from the previous quarter, as cash was used to fund operating and investing activities. Operating activities used $129,268 of which general and administrative expenses used $178,150 and non-cash working capital items provided $48,882. Investing activities used $66,194 with mineral property acquisitions and exploration costs using $1,535,399 while cash exploration funds provided $908,443.

General and administrative expenses of $426,664 represented a $244,006 increase from the previous quarter $182,658. The increase was largely due stock-based compensation expense. Other fluctuations from the previous quarter are noted below:

- Stock-based compensation expense of $258,342 (Q2 - $7,855) represented the vesting of 808,000 stock options. On July 20, 2005, the Company granted 783,000 stock options to directors, officers, employees and consultants all of which vested during the quarter.

- Gain on sale of marketable securities of $111,623 (Q2 - $38,896) reflects the sale of investments to provide working capital for the Company. During the quarter, the Company sold 387,000 shares of Diamonds North Resources Ltd.

- Future income taxes $323,406 (Q2 - $222,958) reflects the net expenditure of flow-through exploration funds whereas the previous quarter reflected the net receipt from the June 22, 2005 flow-through financing.

-Nine months ended September 30, 2005 compared with the Nine months Ended September 30, 2004

The Company had no revenues for the nine months ended September 30, 2005 whereas the comparative period included $19,250 for the final payment of the Company's production interest in the Hammerdown/Rumbullion Gold Deposit and $62,788 in mineral property transactions. General and administrative expense of $950,636 (2004 - $1,368,359) represented a $417,723 decrease over fiscal 2004. Notable fluctuations in comparison to the comparative period are:

- Investor relations and promotion expense of $140,761 has decreased from the comparative fiscal period. The current period includes cost associated with full-time employment of a corporate communications person. A breakdown as follows:

		Q3 - 2005		Q3 – 2004
Administration	$	28	$	12,721
Conferences and trade shows		53,271		71,062
Consulting, wages and benefits		50,172		6,524
Media		8,631		34,290
Promotion and advertising		28,659		35,883
	$	140,761	$	160,480

- Salaries and benefits expense of $145,623 (2004 - $280,532) represented a $134,909 decrease over 2004. Higher costs in 2004 were due to expenses related to hiring of a new President. The costs included a signing bonus paid to the new President to facilitate vacating his former position early and the transition period when compensation was paid to both the new and former presidents.

- Stock-based compensation expense of $368,310 (2004 - $670,250) represented the vesting of 1,058,000 stock options. Stock-based compensation expense is a non-cash item.

For the nine months ended September 30, 2005, the Company's loss before taxes was $877,322 (2004 - $1,453,094). The loss after a future income taxes of $173,906 (2004 - $553,455) was $703,416 (2004 - $899,639). The Company does not anticipate paying cash dividends during fiscal 2005.

Summary of Quarterly Results, For the Three Months Ended:

	Dec. 31 2003 Q4	Mar. 31 2004 Q1	Jun. 30 2004 Q2	Sept. 30 2004 Q3	Dec. 31 2004 Q4	Mar. 31 2005 Q1	Jun. 30 2005 Q2	Sept. 30 2005 Q3
Mineral expenditures, net	$ 73,699	$ 127,928	$ 1,553,593	$ 1,923,323	$ 149,112	$ 183,624	$ 829,253	$ 1,535,399
Revenues	$ 81,360	$ 19,478	$ 62,788	$ -	$ (228)	$ -	$ -	$ -
G&A (incl. stock comp.)	$ 332,928	$ 413,530	$ 620,971	$ 333,858	$ 284,807	$ 341,314	$ 182,658	$ 426,664
Stock comp. expense	$ 163,919	$ 166,885	$ 393,358	$ 110,007	$ 7,855	$ 102,113	$ 7,855	$ 258,342
G&A (less stock comp.)	$ 169,009	$ 246,645	$ 227,613	$ 223,851	$ 276,952	$ 239,201	$ 174,803	$ 168,322
Income (loss)	$ (2,502,509)	$ (367,358)	$ (168,255)	$ (364,026)	$ (459,486)	$ (286,261)	$ (409,489)	$ (7,666)
Income (loss) per share -basic and diluted	$ (0.14)	$ (0.02)	$ (0.01)	$ (0.01)	$ (0.02)	$ (0.01)	$ (0.01)	$ -
Weighted avg. common shares -basic and diluted	17,677,629	18,004,378	22,890,063	25,967,914	25,314,313	30,764,701	31,452,614	36,208,162

The Company's predominant exploration project is currently on Baffin Island, Nunavut in Canada's far north and is subject to seasonal working conditions. The Company's exploration program on this project typically runs during the spring and summer to early fall periods so most of the expenditures are incurred during the second and third quarters. In 2004, the Company's net mineral expenditures for these two quarters was $1,553,593 and $1,923,323. In 2005, the Company's net mineral expenditures for these two quarters was $829,253 and $1,519,683. Cost for the 2005 exploration program was less than 2004 as the Company did not fly an airborne geophysical survey and drilled fewer total metres.

Since the adoption of the CICA accounting standard for stock-based compensation in the fourth quarter of fiscal 2003, the Company's general and administrative quarterly expense has increased and has been subject to large fluctuations. The granting and vesting of stock options is at the discretion of the Board of Directors and the resulting expense does not reflect the normal operations of the Company. The Company has included "adjusted general and administrative expense" without the stock-based compensation expense included which is more reflective of normal operations.

In 2004, overall general and administrative expenses have increased as the Company increased investor relations activity in promoting the Company's activities and overlap cost for the transition of the new President. In 2005, general and administrative expenses are expected to be lower in comparison to 2004.

Liquidity

At September 30, 2005, the Company had $519,324 in working capital, which was not sufficient to complete the Company's revised business objectives for 2005. Management decided to expand exploration work on the Newfoundland uranium project. Based on encouraging results, the Company staked additional ground to cover the area between the Blue Hills and White Bear properties. To help furnish the Company's additional cash requirements, management completed a financing on October 21, 2005, noted below, and sold portions of its marketable securities. Management has been cognizant of the dilution to shareholders caused by equity financing and sees the sale of its marketable securities as an alternative cash source to help preserve shareholder value.

On June 22, 2005, the Company completed a private placement of 5,093,667 flow-through common shares at a price of $0.24 per share were issued for net proceeds of $1,207,163. The securities were subject to a four month hold period which expired on October 21, 2005. Finders' fees were paid consisting of $7,980 in cash and 204,166 in common shares. In addition, the Company raised $13,700 from the exercise of 50,000 stock options.

On October 21, the Company completed a private placement financing announced on September 22, 2005 and amended on October 19, 2005. The non-brokered private placement was comprised of 2,283,650 flow-through common shares at $0.35 per flow-through share and 1,089,575 non flow-through Units at $0.33 per Unit, each Unit consisting of one common share and one-half non-transferable share purchase warrant. Each whole warrant is exercisable into one common share to October 20, 2006 at a price of $0.45 per common share. The securities have a hold period and may not be traded until February 21, 2006. Finder's fees of $2,082 were paid in cash.

The Company does not have operating cash flow and has relied on equity financings to meet its cash requirements. Although the Company has been successful in the past in obtaining financing through the sale of equity securities, there can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financings will be favourable.

Capital Resources

The Company has active option agreements under which the Company was required to meet certain obligations during fiscal 2005 to keep the options in good standing:

- On the Big Hill property in Newfoundland, the Company issued 60,000 common shares to Black Bart Prospecting Inc. and spent a minimum of $75,000 in exploration expenditures before July 31, 2005.
- On the Blue Hill and White Bear properties in Newfoundland, the Company issued 21,000 common shares and must spend a minimum of $75,000 on exploration by March 16, 2006.
- On the Couteau lake Property in Newfoundland, the Company issued 20,000 common shares and must spend $40,000 on exploration by April 22, 2006.
- On Bravo Lake in Nunavut, the Company was required to spend a minimum of $71,000 on exploration before December 31, 2005. This was accomplished prior to the end of the quarter.

Off-Balance Sheet Arrangements

The Company has not entered into any Off-Balance Sheet Arrangements.

Related Party Transactions

Included in marketable securities at September 30, 2005 are 1,162,500 common shares of Diamonds North Resources Ltd. ("Diamonds North"), a company related by a common director, Bernard Kahlert and 167,647 common shares of Fjordland Explorations Inc. a company related by a common director, Victor Tanaka.

The Company shares certain administrative costs with four other companies related by virtue of common directors. Included in accounts receivable is an aggregate of $2,860 owed by those companies for shared administrative expenses. Included in accounts payable is $13,166 owed to Diamonds North relating to shared office premises and administrative staff.

Given that the Company's directors and officers are engaged in a wide range of activities in the junior resource industry, the Company operates under the Conflict of Interest provisions found within the Business Corporations Act of BC. In addition, management has adopted language from these provisions and incorporated them into the Company's Code of Business Conduct and Ethics.

Proposed Transactions

None.

Critical Accounting Estimates

There have been no significant changes in critical accounting estimates from those disclosed in the annual MD&A for the year ended December 31, 2004.

Changes in Accounting Polices

The CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities," which became effective for fiscal years beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership based on voting equity. The Company adopted the accounting guideline on January 1, 2005. The adoption of this guideline did not have any impact on these financial statements.

Financial Instruments

Marketable securities are carried at the lower of cost or quoted market value. When market value is below cost, any unrealized loss is charged to income. The Company sold 557,500 shares of Diamonds North during the quarter and subsequent to the quarter end, sold another 243,000 shares. The quoted market value of marketable securities at September 30, 2005 was $941,625.

Other MD&A Requirements

Additional information relating to the Company, including the Company's most recent Annual Information Form, is available on SEDAR at www.sedar.com.

As at the Report Date, the Company had 39,599,648 issued common shares outstanding and the following unexercised stock options, warrants and agents' options:

-Stock Options

Expiry Date	Exercise Price	Number of Shares
September 11, 2006	$0.23	179,332
January 23, 2008	$0.20	430,337
August 20, 2008	$0.26	221,666
September 10, 2008	$0.45	5,000
December 18, 2008	$0.50	75,000
January 21, 2009	$0.53	700,000
February 19, 2009	$0.64	50,000
May 18, 2009	$0.56	791,000
September 6, 2009	$0.40	100,000
September 21, 2009	$0.40	200,000
January 24, 2010	$0.34	50,000
July 19, 2010	$0.25	783,000
		3,585,335

-Warrants

Expiry Date	Exercise Price	Number of Shares
October 20, 2006	$0.45	544,788
December 8, 2005/2006	$0.45/$0.50	2,500,000
		3,044,788

HEAD OFFICE

Commander Resources Ltd.
Suite 510 – 510 Burrard Street
Vancouver, British Columbia
Canada V6C 3A8

TEL: (604) 685-5254
TOLL FREE: 1-800-667-7866
Email: info@commanderresources.com

OFFICERS & DIRECTORS

Kenneth E. Leigh, M.Sc.
President, Chief Executive Officer and Director

William J. Coulter, B.A.Sc.
Chairman and Director

Bernard H. Kahlert, P.Eng.
Vice President, Exploration and Director

Albert F. Reeve, P.Eng.
Director

Victor A. Tanaka, P.Geo.
Director

Brian Abraham, LLB., P.Geo
Director

Michael Lee
Chief Financial Officer

Janice Davies
Corporate Secretary

Maynard E. Brown, LLB.
Assistant Corporate Secretary

LISTINGS

TSX Venture Exchange: CMD
U.S. 12g Exemption: #82-2996

CAPITALIZATION
(as at September 30, 2005)

Shares Authorized: unlimited
Shares Issued: 36,226,423

REGISTRAR & TRUST AGENT

CIBC Mellon Trust Company
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
V6C 3X1

AUDITOR

Smythe Ratcliffe, C.A.
7th Floor, Marine Building
355 Burrard Street
Vancouver, British Columbia
V6C 2G8

LEGAL COUNSEL

Tupper Johnson & Yeadon
Suite 1710 – 1177 West Hastings Street
Vancouver, British Columbia
V6N 1Y3

CMD COMMANDER RESOURCES LTD.